EXHIBIT 21

SUBSIDIARIES
OF

HANSEN NATURAL CORPORATION

Hansen Beverage Company

Monster LDA Company

Hansen Junior Juice Company

Blue Sky Natural Beverage Co.

Monster Energy Europe Limited

Monster Energy Limited

Monster Energy Au Pty Limited

Epicenter Music Festival, LLC

Monster Energy Canada Ltd.

Monster Racing, Inc.

Monster Energy Brasil Comércio de Bebidas Ltda

Monster Energy Mexico, S. de R.L. de C.V

ME Management Services, S. de R.L. de C. V.

Monster Energy France SAS